

805 KING FARM BLVD.
ROCKVILLE, MD 20850

April 17, 2023

<u>*Via Electronic Filing*</u>

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

      Re: Amendments to Form 1

Dear Sir or Madam:

      Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit C that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

      For Exhibit C, each of the Exchanges is filing an amendment to reflect that Nasdaq Inc. formed Nasdaq Digital Assets Holdings, LLC as a subsidiary.

      If you have any questions, please do not hesitate to contact Jonathan Cayne, Principal Associate General Counsel at (301) 978-8493 or Jonathan.cayne@nasdaq.com.

               Sincerely,

               Jonathan Cayne
               Principal Associate General Counsel

Enclosures

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, MRX, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York, NY

   23007511

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

   301.978.8400   301.978.8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Jonathan Cayne, Associate Vice President, Principal Associate General Counsel

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John Zecca

   805 King Farm Blvd.

   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31, 2023

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 — (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/17/2023   John A. Zecca for The Nasdaq Stock Market, LLC

(MM/DD/YY)   (Name of applicant)

By: _[signature]_ Date: 2023.04.17   John A. Zecca, EVP and Chief Legal Officer
13:46:15 -04'00'

(Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

(Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

EXHIBIT C – Amendment of April 17, 2023

Change made to Exhibit C for the Exchange:

- Nasdaq Digital Assets Holdings, LLC